Exhibit 99.15

PRESS RELEASE

Algeria: TotalEnergies is Granted a New Exploration License

Paris, June 17, 2025 – TotalEnergies, jointly with QatarEnergy, has been awarded the Ahara license following the “Algeria Bid Round 2024”, launched by The National Agency for the Valorization of Hydrocarbon Resources (ALNAFT), the first call for tender conducted under the hydrocarbon law No.19-13.

Ahara is a large license covering an area of approximately 14,900 km2, located at the intersection of the prolific Berkine and Illizi Basins. TotalEnergies will serve as the operator during the Exploration and Appraisal phases of this license with a 24.5% effective interest, the same share as QatarEnergy (24.5%). The national company SONATRACH will retain a majority interest of 51%, in accordance with Algerian law.

“TotalEnergies is delighted that its joint bid with QatarEnergy has led to the award of the Ahara license, allowing us to write a new chapter in our long-lasting partnership with SONATRACH in Exploration in Algeria”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies in Algeria

TotalEnergies is a long-standing player in the Algerian energy sector. Present in the country through its various subsidiaries. The Company is active in oil and gas exploration and production through its interests in the Tin Fouyé Tabankort and Timimoun gas fields, the Berkine Basin oil fields (Blocks 404a and 208) and liquefied natural gas via supply contracts with Sonatrach. In 2023, the Company produced 51 kboe/d (group share) in Algeria through its interests in the TFT II and Timimoun gas fields and in the Berkine Basin oil fields (blocks 404a and 208). Downstream, TotalEnergies Lubrifiants Algérie SPA and TotalEnergies Bitumes Algérie SPA market lubricants and bitumen. This integrated model ensures synergies between the various activities and provides a comprehensive offering based on innovation, complementarity, and value creation. TotalEnergies is committed to supporting economic development by launching new investment programs that contribute to the country's development.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by

TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).